UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

☒     REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐     ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________	Commission File Number: ______________________

PYROGENESIS CANADA INC.
(Exact name of Registrant as specified in its charter)

Canada	33324	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

1744, William St. Suite 200
Montréal, QC, H3J1R4

CANADA

Attention: P. Peter Pascali

Chief Executive Officer

Tel: 1-514-937-0002
(Address and telephone number of Registrant’s principal executive offices)

National Registered Agents, Inc.
1209 Orange St.
Wilmington, Delaware 19801
Tel: 202-572-3133
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common Shares, no par value	PYR	TSX

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of Each Class	Number of outstanding shares
Common Shares, no par value	154,267,292

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     ☐                         No     ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes     ☐                          No     ☒

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

                                                                                                                                                                                                                                 ☐

INTRODUCTORY INFORMATION

PyroGenesis Canada Inc. (the “Company”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange. The Company is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this registration statement on Form 40-F (the “Registration Statement”) pursuant to the Canada/United States multi-jurisdictional disclosure system (the “MJDS”).

References to the “Registrant” mean PyroGenesis Canada Inc. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

Each of the documents that is filed as an exhibit to this Registration Statement, as set forth in the Exhibit Index attached hereto, is incorporated by reference herein.

The Registrant has filed the written consent of the expert named in the foregoing Exhibits as Exhibit 99.83, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

A description of the common shares of the Registrant registered pursuant to this Registration Statement, as required by General Instruction B.(2) of Form 40-F, is set forth in the section entitled “Description of Capital Structure” starting on page 23 of the Revised Annual Information Form of the Registrant for the year ended December 31, 2019 filed as Exhibit 99.59, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Registration Statement or the documents incorporated by reference are forward-looking statements, including, without limitation, the Company’s: statements regarding its products and services; the execution of its growth strategy; relations with suppliers and customers; future financial position; business strategy; potential acquisitions; potential business partnering; litigation; and plans and objectives. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” and similar words or the negative thereof. These forward-looking statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections and anticipated events and trends that affect the Company and its industry. Although management of the Company believes that the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate.

2

Actual results and developments are likely to differ, and may differ materially, from those anticipated by the Company and expressed or implied by the forward-looking statements contained in this Registration Statement. Such statements are based on a number of assumptions and risks which may prove to be incorrect. Important assumptions relating to the forward-looking statements contained in this Registration Statement include, among other things, assumptions concerning:

•	the Company’s business strategies, strategic objectives and growth strategy;

•	the Company’s expected production volumes, rates and costs;

•	the Company’s current and future capital resources and the need for additional financing;

•	the Company’s ability to increase sales from new and existing customers, and the results of the successful completion of the Company’s current projects;

•	management’s expectation that the Company will achieve growth and profitability;

•	the Company’s overall financial performance;

•	the Company continuing to maintain sufficient and effective production and research and development;

•	there being no significant reduction in the availability of qualified and cost-effective human resources;

•	there will be adequate liquidity available to the Company to carry out its operations;

•	the Company’s ability to obtain and retain key personnel; and

•	the success of intellectual property applications.

By their nature, forward-looking statements require assumptions and are subject to inherent risks and uncertainties including those discussed herein. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned to not place undue reliance on forward-looking statements made herein because a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including, but not limited to, the risk factors described under the heading “Risk Factors” in the Annual Information Statement incorporated by reference into this Registration Statement. The Company cautions that the foregoing list of factors is not exhaustive, and that, when relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

3

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Registration Statement. Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. See also “Risk Factors” in the Annual Information Form for the fiscal year ended December 31, 2019 for a discussion of the risks the Company faces.

This discussion, and the discussion of risk factors contained in the Annual Information Form for the fiscal year ended December 31, 2019, are not exhaustive of the factors that may affect any of the forward-looking statements or information concerning the Company. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management of the Company to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Registration Statement. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Registration Statement (including the documents incorporated by reference herein) are expressly qualified by this cautionary statement.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES
BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements incorporated by reference in this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

4

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations as at September 30, 2020:

		Less than one	1-3		More than 5
	Total	year	years	3 to 5 years	years
Lease obligations	$3,395,728	$412,611	$2,982,310	$807	-

Total	$3,395,728	$412,611	$2,982,310	$807	-

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant will file an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which this Registration Statement applies.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

5

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2021	PYROGENESIS CANADA INC.

	By:	/s/ P. Peter Pascali
P. Peter Pascali
Chief Executive Officer

6

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	News Release dated February 4, 2020
99.2	News Release dated February 26, 2020
99.3	News Release dated February 27, 2020
99.4	News Release dated March 4, 2020
99.5	News Release dated March 18, 2020
99.6	News Release dated March 24, 2020
99.7	Material change report dated March 25, 2020
99.8	News Release dated March 30, 2020
99.9	News Release dated April 1, 2020
99.10	News Release dated April 16, 2020
99.11	News Release dated April 21, 2020
99.12	News Release dated April 27, 2020
99.13	News Release dated April 30, 2020
99.14	News Release dated May 19, 2020
99.15	News Release dated June 2, 2020
99.16	News Release dated June 4, 2020
99.17	News Release dated June 11, 2020
99.18	News Release dated June 14, 2020
99.19	News Release dated June 15, 2020
99.20	Annual financial statements for the years ended December 31, 2019 and 2018, together with the independent auditors’ reports thereon, except that the footnote to the audit report included in such audited financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into this registration statement
99.21	Management Discussion and Analysis for the three and twelve month periods ended December 31, 2019
99.22	Annual Information form for the financial year ended December 31, 2019, dated October 19, 2020
99.23	Certification of Annual Filings Venture Issuer Basic Certificate by CEO dated June 15, 2020
99.24	Certification of Annual Filings Venture Issuer Basic Certificate by CFO dated June 15, 2020
99.25	News Release dated July 2, 2020
99.26	News Release dated July 2, 2020
99.27	News Release dated July 9, 2020
99.28	News Release dated July 14, 2020
99.29	Interim financial report for the three months ended March 31, 2020 and 2019
99.30	Management’s Discussion and Analysis for the three months ended March 31, 2020 and 2019
99.31	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended March 31, 2020 by CEO, dated July 14, 2020
99.32	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended March 31, 2020 by CFO, dated July 14, 2020
99.33	News Release dated July 16, 2020
99.34	News Release dated July 23, 2020

7

99.35	Interim financial report for the three and six months ended June 30, 2020 and 2019
99.36	Management’s Discussion and Analysis for the three and six months ended June 30, 2020 and 2019
99.37	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended June 30, 2020 by CEO, dated July 28, 2020
99.38	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended June 30, 2020 by CFO, dated July 28, 2020
99.39	News Release dated July 29, 2020
99.40	News Release dated August 13, 2020
99.41	Management Information Circular dated August 17, 2020
99.42	News Release dated August 18, 2020
99.43	News Release dated August 24, 2020
99.44	News Release dated September 1, 2020
99.45	News Release dated September 4, 2020
99.46	News Release dated September 11, 2020
99.47	News Release dated September 22, 2020
99.48	Form of proxy for annual and special meeting of shareholders to be held on September 22, 2020
99.49	News Release dated September 30, 2020
99.50	News Release dated October 1, 2020
99.51	News Release dated October 5, 2020
99.52	News Release dated October 6, 2020
99.53	News Release dated October 15, 2020
99.54	News Release dated October 16, 2020
99.55	News Release dated October 26, 2020
99.56	Material change report dated November 3, 2020
99.57	News Release dated November 3, 2020
99.58	Short form Prospectus dated November 3, 2020
99.59	Revised Annual Information Form for the financial year ended December 31, 2019, dated November 3, 2020
99.60	News Release dated November 10, 2020
99.61	Warrant Indenture dated November 11, 2020
99.62	News Release dated November 12, 2020
99.63	News Release dated November 18, 2020
99.64	News Release dated November 19, 2020
99.65	News Release dated November 24, 2020
99.66	News Release dated November 25, 2020
99.67	Notice of Change of Status dated November 26, 2020
99.68	Interim financial report for the three and nine months ended September 30, 2020 and 2019
99.69	Management’s Discussion and Analysis for the three and nine months ended September 30, 2020 and 2019
99.70	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended September 30, 2020 by CEO, dated November 25, 2020
99.71	Certification of interim filings in connection with the filing of interim financials and MD&A for the period ended September 30, 2020 by CFO, dated November 25, 2020
99.72	News Release dated December 8, 2020
99.73	News Release dated December 8, 2020
99.74	News Release dated December 16, 2020
99.75	News Release dated December 22, 2020
99.76	News Release dated January 6, 2021
99.77	News Release dated January 11, 2021
99.78	News Release dated January 11, 2021
99.79	News Release dated January 11, 2021
99.80	News Release dated January 11, 2021, filed with SEDAR on February 1, 2021
99.81	News Release dated January 12, 2021
99.82	Amended annual financial statements for the years ended December 31, 2019 and 2018, together with the independent auditors’ reports thereon, together with the independent auditors’ reports thereon, except that the footnote to the audit report included in such audited financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into this registration statement
99.83	Consent of KPMG LLP

8